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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 4 - 2013 Washington DC 400

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13030489

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 FOOTHILL DRIVE, SUITE 100
(No. And Street)

SALT LAKE CITY (City) UTAH (State) 84109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. LEFAVI (801) 486-9000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins, LLC
(Name -- *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100 (Address) Logan (City) Utah (State) 84321 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Bruce A. Lefavi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


Notary Public
MICHELLE DAWN FRANCE
Commission #603561
My Commission Expires
December 10, 2014
State of Utah

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2012

BRUCE A. LEFAVI SECURITIES, INC.
TABLE OF CONTENTS


JONES
SIMKINS

Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the six months then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not

for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the six months then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.



JONES SIMKINS LLC
Logan, Utah
February 26, 2013

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Assets		
Cash	$	109,869
Commissions receivable		151,225
Prepaid expenses		18,829
Deposits With Clearing Organizations		15,000
Total Assets	$	294,923
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	146,743
Total Liabilities		146,743
Stockholder's Equity:		
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		21,208
Retained earnings		121,972
Total Stockholder's Equity		148,180
Total Liabilities and Stockholder's Equity	$	294,923

The accompanying notes are an integral part of these financial statements

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF INCOME
Six Months Ended December 31, 2012

Revenue:	
Commissions	$ 1,749,706
Realized and unrealized gains (losses), net	1,332
Other income	3,591
Total Revenue	1,754,629
Expenses:	
Professional services - related party	1,560,663
Regulatory and clearing fees	89,857
Other general and administrative expenses	21,969
Total Expenses	1,672,489
Net Income Before Income Taxes	82,140
Provision for Income Taxes	17,812
Net Income	$ 64,328

The accompanying notes are an integral part of these financial statements

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Six Months Ended December 31, 2012

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, July 1, 2012	5,000	$ 5,000	$ 21,208	$ 857,644	$ 883,852
Dividends	-	-	-	(800,000)	(800,000)
Net income	-	-	-	64,328	64,328
Balance, December 31, 2012	5,000	$ 5,000	$ 21,208	$ 121,972	$ 148,180

The accompanying notes are an integral part of these financial statements

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
Six Months Ended December 31, 2012

Cash Flows From Operating Activities:	
Net income	$ 64,328
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(1,076)
Decrease in:	
Securities owned	13,602
Commissions receivable	43,461
Prepaid expenses	2,678
Related party receivable	411,588
Increase in accounts payable and accrued liabilities	132,357
Net Cash Provided by Operating Activities	666,938
Cash Flows From Investing Activities:	
Principal payments received from related party notes receivable	195,173
Net Cash Provided by Investing Activities	195,173
Cash Flows From Financing Activities:	
Dividends paid	(800,000)
Net Cash used in Investing Activities	(800,000)
Net Increase in Cash	62,111
Cash, beginning of period	47,758
Cash, end of period	$ 109,869

The accompanying notes are an integral part of these financial statements

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bruce A. Lefavi Securities, Inc. (the "Company") is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Commissions Receivable

Commissions receivable are amounts due from mutual fund and various other investment companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the companies.

Revenue Recognition

The Company invests in mutual funds, annuities and limited partnerships, etc. These transactions are recorded on the trade date, as if they had settled. Commissions earned on the sale of investments and any related expenses are also recorded on a trade-date basis.

Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files Federal and State income tax returns in states in which it operates. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

Payable to related party	$	129,075
Accounts payable		13,533
Commissions Payable		1,680
Income taxes payable		2,455
	$	146,743

NOTE 3 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared through a broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits With Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $15,000 at all times.

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 4 RELATED PARTY TRANSACTIONS

The Company has entered into a professional services agreement with a Utah corporation owned by the stockholder of the Company. These services include accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc. This agreement requires the Company to pay 95% of their net income to the related party. The Company expensed $1,560,663 for services rendered in the six month period ended December 31, 2012. As of December 31, 2012, the Company owed $129,075 to the related party as a result of this agreement. The agreement expired on December 31, 2012.

NOTE 5 SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended December 31, 2012, the Company paid income taxes of $16,420 and paid no interest.

NOTE 6 INCOME TAXES

The provision for income taxes consists of the following:

Current	$	18,888
Deferred		(1,076)
	$	17,812

The provision for income taxes differs from the amount computed at federal statutory rates as follows:

Federal tax at statutory rate	$	14,800
State tax, net of federal benefit		3,400
Other		(388)
	$	17,812

Tax years 2009, 2010, and 2011 remain open to examination by the Federal Internal Revenue Service and for state taxing authorities.

NOTE 7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $81,645, which was $71,862 in excess of its required net capital of $9,783. The Company's net capital ratio was 1.8 to 1.

NOTE 8 SUBSEQUENT EVENTS

The Company evaluated its December 31, 2012 financial statements for subsequent events through February 26, 2013, the date the financial statements were available to be issued. Other than the events noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Effective January 1, 2013, the Company has elected, under the Internal Revenue Code, to be an S corporation. In lieu of corporate income taxes, the stockholder will be taxed on the Company's taxable income.

Effective January 1, 2013, the Company has entered into an expense sharing agreement with Lefavi Wealth Management, LLC, which is also owned by the stockholder of the Company. Under the agreement, the Company will share in the mutual costs of accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc.

SUPPLEMENTARY INFORMATION

Schedule 1

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL:	
Total ownership equity	$ 148,180
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	148,180
Additions for subordinated borrowings and other credits	-
Total capital and allowable subordinated borrowings	148,180
Deductions for non-allowable assets	(66,535)
Net capital before haircuts on securities positions	81,645
Haircuts on securities	-
Net Capital	$ 81,645
AGGREGATE INDEBTEDNESS	
Total liabilities from Statement of Financial Condition	$ 146,743
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 9,783
Excess net capital	$ 71,862
Excess net capital at 1000% (Net capital - 10% of Aggregate Indebtedness)	$ 66,971
Ratio of aggregate indebtedness to net capital	1.8 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012) (amended February 26, 2013)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 81,645
Reconciling items	-
Net capital per above	$ 81,645

Schedule 2

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

BRUCE A. LEFAVI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.


JONES
SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholder of
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedule of Bruce A. Lefavi Securities, Inc. (the Company), as of and for the six months ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the six months ended December 31, 2012, as this report does not affect our report thereon dated February 26, 2013.

The Company's controls for preparing financial statements in compliance with U.S. Generally Accepted Accounting Principles were not sufficient resulting in several audit adjustments.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives. However, we identified certain control deficiencies that have been classified as significant deficiencies or material weaknesses and communicated them in writing to those charged with governance on February 26, 2013.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 26, 2013


JONES
SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Bruce A. Lefavi Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (check numbers 2603 and 2608) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Noted no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 27, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bruce Lefavi Securities, Inc
2323 S Foothill Dr Ste 100
Salt Lake City, UT 84109-4910

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Howarth - 801-478-8557

2. A. General Assessment (item 2e from page 2) $3,541.75

B. Less payment made with SIPC-6 filed (exclude interest) (1,119.48)

1/31/2013
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,422.27

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,422.27

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,422.27

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bruce A Lefavi Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 26 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1, 2012 and ending 12/31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,754,629
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	268,316
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	69,614
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	337,929
2d. SIPC Net Operating Revenues	$1,416,700
2e. General Assessment @ .0025	$3,541.75

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